FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Joint Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
Information furnished as at 17 February 2011

REED ELSEVIER PLC	REED ELSEVIER NV
(Registrant)	(Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)
(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURE
EXHIBIT INDEX
EX-99.1

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC		REED ELSEVIER NV
Registrant		Registrant

By:	/s/ L. DIXON	By:	/s/ L. DIXON
	Name: L. Dixon		Name: L. Dixon
	Title: Deputy Secretary		Title: Authorised Signatory

Date: 17 February 2011		Date: 17 February 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	Reed Elsevier — 2010 Results